Ropes & Gray LLP
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WRITER’S DIRECT DIAL NUMBER: (202) 508-4732
April 25, 2011
VIA EDGAR
Mr. Vincent Di Stefano
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Registrant:	Sterling Capital Funds
	File Nos.:	033-49098 and 811-06719
	Filing Type:	Post-Effective Amendment No. 70 to the Registration Statement on Form N-1A
	Filing Date:	February 28, 2011
Dear Mr. Di Stefano:
     This letter is in response to oral comments provided to the undersigned by Mr. Vincent Di Stefano of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the post-effective amendment to the registration statement (the “Registration Statement”) of the Sterling Capital Funds (the “Trust”) with respect to its series, Sterling Capital Equity Index Fund (the “Fund”), filed on February 28, 2011. These comments and the responses thereto are set forth below.
     Per your request, the Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement, and that Staff comments or changes in response to Staff comments with respect to the Trust’s Registration Statement do not foreclose the Commission from taking any action with respect to the filing. The Trust hereby represents that it will not use the comment process between such Trust and the Commission with respect to the Registration Statement as a defense in any securities-related litigation against the Trust. This representation should not be construed as a confirmation that there is or is not, in fact, an inquiry or investigation or other matter involving the Trust.

Mr. Vincent Di Stefano	April 25, 2011

Comment 1:	Please populate the Shareholder Fees and Annual Fund Operating Expenses tables.

Response:	The requested change has been made.

Comment 2:	In the Principal Risks section, please include disclosure on the duplication of expenses caused by the master-feeder fund structure, if appropriate.

Response:	The requested change has been made. The following risk disclosure has been added under the heading “Principal Risks”: “Investment Company Risk: Investing in the Master Portfolio subjects the Fund to the Master Portfolio’s risks, including the risk that the Master Portfolio will not perform as expected. As a shareholder in the Master Portfolio, the Fund, and indirectly the Fund’s shareholders, bear a ratable share of the Master Portfolio’s expenses, with the result that the Fund’s expenses may be higher than those of other mutual funds that invest directly in securities.”

In addition, the Registrant notes that, in accordance with Instruction 1(d)(i) to Item 3 of Form N-1A, a footnote to the Shareholder Fees and Annual Fund Operating Expenses tables and the Example states that the information provided reflects the expenses of both the Master Portfolio and the Fund. In addition, disclosure regarding the effect of the Fund’s master-feeder structure on Fund expenses is included in the “Additional Investment Strategies and Risks” section of the Fund’s Prospectus.

Comment 3:	If the Fund invests in derivatives as a principal strategy, please identify the actual derivative instruments that the portfolio intends to use to achieve its investment objective, state the specific purposes for which they will be held and provide appropriate principal risk disclosure

Response:	The Fund does not invest in derivatives as part of its principal strategy.

Comment 4:	If the Fund utilizes futures, options or reverse repurchase agreements as part of its principal strategy, please disclose fund-specific details and provide appropriate principal risk disclosure.

Response:	The Fund does not utilize futures, options or reverse repurchase agreements as part of its principal strategy. Strategy and risk disclosure relating to futures, options and reverse repurchase agreements is included in the non-principal strategy and risk summaries in the Fund’s Prospectus.

Comment 5:	Please explain why the Fund’s Derivatives Risk disclosure is not listed as a principal risk.

Response:	The Fund currently does not intend to invest in derivative instruments as part of its principal investment strategy. Risk disclosure regarding investment in derivatives has been included as a non-principal risk.

Comment 6:	Please disclose the effects of fair value pricing in accordance with the Instruction to Item 11(a)(1).

Response:	The Registrant believes that the following disclosure under the heading “Pricing of Fund Shares — Fair Value Pricing Policies” adequately discloses the effects of fair

Mr. Vincent Di Stefano	April 25, 2011

value pricing with respect to the Fund: “Fair value pricing may result in a different determination of the Fund’s NAV price than other valuation methods.” In addition, the Registrant notes that the following disclosure, which is included in the Fund’s Statement of Additional Information, also addresses the effects of fair value pricing with respect to the Master Portfolio:

Fair value represents a good faith approximation of the value of an asset or liability. The fair value of one or more assets or liabilities may not, in retrospect, be the price at which those assets or liabilities could have been sold during the period in which the particular fair values were used in determining the Master Portfolio’s net asset value. As a result, the Master Portfolio’s sale or redemption of its shares at net asset value, at a time when a holding or holdings are valued at fair value, may have the effect of diluting or increasing the economic interest of existing shareholders.

Comment 7:	The Fund’s second fundamental investment restriction states that “there shall be no [concentration] limitation with respect to investments in any industry in which the S&P 500® Index becomes concentrated to the same degree during the same period.” Please clarify that the Fund may not reserve the right to concentrate its investments in any industry.

Response:	The Registrant respectfully declines to make the requested change. The Funds’ policy on concentration is fundamental and may only be changed by shareholder vote. Seeking such a vote would result in significant shareholder expense. In addition, the Registrant notes that the Fund’s fundamental investment restriction with respect to concentration simply reflects the Master Portfolio’s fundamental investment restriction with respect to concentration. In light of the Fund’s master-feeder structure and the fact that the Fund invests all of its assets in the Master Portfolio, the Fund believes that its fundamental investment restriction is appropriate.

Comment 8:	In the Statement of Additional Information, the Fund’s fifth and six fundamental investment restrictions (regarding investments in real estate and commodities and underwriting securities, respectively) provide that a Fund may engage in a particular practice “to the extent permitted by the 1940 Act, or the rules and regulations thereunder as such statute, rules or regulations may be amended from time to time, or by regulatory guidance or interpretation of such statute, rules or regulations.” Please provide adjacent narrative disclosure regarding what is currently permitted pursuant to this disclosure.

Response:	The Registrant respectfully declines to make the requested change. Given the Fund’s characteristics, the Registrant is concerned that the requested additional disclosure would potentially confuse investors. It is noted that the current disclosure in the Fund’s Statement of Additional Information regarding policies on underwriting securities of other issuers and purchasing or selling real estate or commodities is mandated by specific requirements of the Investment Company Act of 1940, as amended. However, the Fund invests all of its assets in the Master Portfolio and presently does not intend to engage in the activities subject to this comment. In these circumstances, the Registrant believes that additional disclosure regarding the noted activities could be confusing and distracting to investors.

Mr. Vincent Di Stefano	April 25, 2011

Comment 9:	Append “FOR THE PAST FIVE YEARS” to the following column header in the Management Information table: “DIRECTORSHIPS HELD OUTSIDE THE FUND COMPLEX.”

Response:	The requested change has been made.
If you have any further questions or comments, please do not hesitate to call me at (202) 508-4732.

Sincerely,
/s/ Molly Moore
Molly Moore

cc:	Alan G. Priest, Esq. Alyssa Albertelli, Esq.